UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2012

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item
1.	English translation of letter to the Comisión Nacional de Valores (the Argentine National Securities Commission), dated June 28, 2012, regarding

NORTEL INVERSORA S.A.

Buenos Aires, June 28, 2012

Attn.

Buenos Aires Stock Exchange

Re:	Final Determination of the exact amount to be reduced from the Voluntary Reserve for the Future Distribution of Dividends

Dear Sirs,

As Officer in Charge of Market Relations of Nortel Inversora S.A. (“Nortel” or the “Company”), I hereby inform you that, by virtue of the powers delegated to me by the Board of Directors of Nortel at its meeting held on June 14, 2012, I have determined the exact amount to be reduced from the Voluntary Reserve for the Future Distribution of Dividends, in accordance with the resolutions adopted by the Ordinary and Extraordinary General and Special “Class A” Preferred Stockholders’ Meeting of Nortel held on June 13, 2012 and by the Board of Directors at its meeting referred to above, which amounts to AR$ 123,903,027 (one hundred twenty-three million nine hundred three thousand twenty-seven Argentine pesos), as follows:

(i)	AR$ 81,737,683 for the payment of the accumulated preferred basic dividend corresponding to the “Class A” Preferred Shares;

(ii)	AR$ 22,836,292 for the payment of the additional dividend corresponding to the “Class A” Preferred Shares for fiscal year 2011;

(iii)	AR$ 8,329,052 for the payment of additional distribution payable only and exclusively to those holders of “Class A” Preferred Shares who delivered a settlement letter to the Company according to the terms approved by abovementioned Stockholders’ Meeting before June 27, 2012;

(iv)	AR$ 5,385,514 for the payment of dividends for the “Class B” Preferred Shares for fiscal year 2011, and

(v)	AR$ 5,614,486 for the payment of dividends to the Ordinary Shares for the fiscal year 2011.

Sincerely yours,

Jorge Alberto Firpo

Officer in Charge of Market Relations

Nortel Inversora S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: July 2, 2012	By:	/s/ Jorge Alberto Firpo
Name: Jorge Alberto Firpo
Title: General Manager